August 14, 2019

Lisa N. Larkin
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: A3 Alternative Credit Fund; File Nos. 333-231938 and 811-23447

Dear Ms. Larkin:

On June 4, 2019, A3 Alternative Credit Fund (the “Fund”) filed a registration statement on Form N-2 (the “Registration Statement”). The Fund has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you, dated June 24, 2019, as indicated below. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus

Cover Page

Comment 1.	Please specify the anticipated timing of the Fund’s initial repurchase offer.

Response:	Assuming effectiveness on or around September 2, 2019, the Fund’s initial repurchase offer is expected to be made during the quarter ending March 31, 2020, with the anticipated repurchase deadline to be on March 31, 2020. The Fund will revise its disclosure on the prospectus cover and in other applicable locations to specify the anticipated timing once the desired timing for effectiveness is known.

Comment 2.	Under “Securities Offered,” you state, “Minimum investment amounts may be waived in the discretion of the Fund or the Adviser.” On page 1 of the registration statement, you state that the Fund “may gain exposure to Credit Investments indirectly through investments in other investment companies that may be registered under the 1940 Act or rely on an exemption from registration.” Please tell us how much the Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265	js 4844-6988-8667.3

Ms. Lisa N. Larkin

August 14, 2019

Response:	The Fund does not intend to invest more than 15% of its net assets in private equity funds or hedge funds that rely on the exemptions found in Section 3(c)(1) and 3(c)(7) of the 1940 Act. The Fund has included this limitation in all appropriate locations in the Prospectus and SAI.

Part I – Investment Policies

Comment 3.	You state,

The Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes), in Credit Investments. “Credit Investments” are defined as securities and other fixed-income investments that include: (1) corporate debt securities and derivatives, including high yield (“junk”) bonds, syndicated loans and credit-linked notes (“CLNs”); (2) the debt and equity tranches of collateralized loan obligations (“CLOs”); (3) loans and privately placed securities that are directly originated by the Fund or purchased from originators, which may be unsecured or secured; (4) asset-backed securities (“ABS”) backed by pools of consumer loans, auto loans, single family rental cash flows, commercial receivables, and other collateral, including loans originated through a peer-to-peer lending platform; (5) residential mortgage-backed securities (“RMBS”); and (6) commercial mortgage-backed securities (“CMBS”). The Fund may also invest in other asset classes and employ hedging strategies as described further below.

Ms. Lisa N. Larkin

August 14, 2019

The term “Credit” is a type of investment and is subject to an 80% policy to invest in debt securities. Please supplementally explain how the Fund’s definition of Credit Investments is the equivalent of investing 80% in debt securities. For example, privately placed securities can be debt or equity securities. Also, it is unclear what you mean by “other asset classes.” Please revise the disclosure accordingly.

Response:	The Fund has revised its 80% policy to clarify that the reference to privately placed securities is limited to privately placed debt securities. In addition, the Fund has clarified the reference to “other asset classes” to add the phrase “that provide exposure to Credit Investments” at the end thereof.

Comment 4.	Please tell us supplementally how much of the Fund’s assets will be invested in peer-to-peer loans.

Response:	The Fund supplementally advises the Staff that it expects that, on a fully invested basis, the portion of its assets comprised by peer-to-peer loans is not expected to be substantial but is likely to exceed 10%.

Comment 5.	May the Fund enter into any unfunded commitments? If yes, please explain supplementally how the Fund will cover unfunded commitments.

Response:	The Fund anticipates that it will enter into transactions that will include unfunded commitments. The Fund will satisfy its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., cash flows from operations or draws from a credit facility, if available). The Fund will not fund its unfunded commitments from net proceeds generated by securities offerings.

The Fund will follow a process to manage its liquidity and ensure that it has available capital to fund its unfunded commitments. Specifically, the Adviser will prepare detailed analyses of the level of its unfunded commitments relative to its then available liquidity on a regular basis and review and discuss such commitments with the Fund management.

Ms. Lisa N. Larkin

August 14, 2019

Comment 6.	Please add disclosure explaining whether and how much the Fund will invest in below-investment-grade investments and describing such investments’ risks.

Response:	The Fund has added disclosure in the investment strategies section and directs the Staff to existing risk disclosure found on pages [8] and [28] of the Prospectus.

Page 2 – Alternative Investments Risk

Comment 7.	You have not yet explained what alternative investments are. Please do so in the strategy section.

Response:	The Fund has revised its disclosure on pages [2] and [17] to provide a description of what it means by the term “alternative investments.”

Page 3 – Foreign Investment Risk

Comment 8.	You have included foreign investments as a principal risk, yet have not described such investments in the principal strategies section. Please revise.

Response:	The Fund directs the Staff to its disclosures under “Investment Strategy and Criteria Used in Selecting Investments – Targeted Assets.” Specifically, the Fund has disclosed that its investments in Corporate Debt and Equity Securities, CLNs, CLOs, Directly Originated Loans, Consumer Loans, Auto Loans and ABS may include non-U.S. investments. The Fund has further revised its disclosure under its investment policies to clarify that it may invest in U.S. and non-U.S. investments.

Page 4 – Investment Liquidity Risk

Comment 9.	You have included “life settlements” as a principal risk, yet have not described such investment in the principal strategies section. Please revise. We may have additional comments after reviewing your response.

Response:	The Fund advises the Staff that investments in life settlements is not a principal investment strategy of the Fund. Therefore, the Fund has revised its disclosure to remove all references to life settlements from the “Summary of Risks” and “Risk Factors” sections of the Prospectus and added disclosure in the SAI to include a description of, and risks related to, investments in life settlements.

Ms. Lisa N. Larkin

August 14, 2019

Page 5 – Leveraging Risk

Comment 10.	Please confirm that the Fund will not issue preferred shares within one year. Otherwise, please add appropriate disclosure throughout the registration statement.

Response:	The Fund has included disclosure in applicable sections of the Prospectus regarding the ability to issue preferred stock.

Page 6 – Distribution Policy Risk

Comment 11.	Please add a plain English definition of “return of capital.”

Response:	The Fund has revised its disclosure to include a Plain English explanation of “return of capital.”

Page 7 – Derivatives Risk

Comment 12.	You have included swaps as a principal risk, yet have not described such investments in the principal strategies section. Please revise.

Response:	The Fund has revised its risk disclosure to clarify that it may invest in total return swaps and credit default swaps, as noted under “Investment Strategy and Criteria Used in Selecting Investments – Targeted Assets.”

Page 8 – Digital Records-Related Risks

Comment 13.	Please explain supplementally what you mean by “loans that are secured by assets whose ownership is recorded digitally on a distributed ledger.” Please provide specific details about the kinds and quality of the loans and assets, who originates and services the loans, and who services the distributed ledger.

Response:	The Fund advises the Staff that the phrase “loans that are secured by assets whose ownership is recorded digitally on a distributed ledger” refers to loans that may be fixed, floating, interest-only, principal-only or accrual, of any maturity or no maturity, partially collateralized, overcollateralized or viewed as unsecured obligations. Loan types include factoring, trade receivables and business term loans. The collateral for the loans may include real property, commodities, receivables, fungible and non-fungible assets. The loans may be directly originated or originated by non-bank lenders and are expected to generally not be rated. The loans are expected to be serviced primarily by specialty servicers with distributed ledger expertise. As a general practice, the Fund will conduct due diligence on all service providers of such loans and will look for several key characteristics including: existence of insurance, ability to meet security standards, account segregation, history of technology and financial audits, obtaining required licenses, independent full nodes or validators, ability for independent balance verification and available onsite visits. The distributed ledgers will be serviced by public or private network validators.

Ms. Lisa N. Larkin

August 14, 2019

Pages 2-10 – Summary of Risks

Comment 14.	The descriptions in the risk section state, variously, that the Fund intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

Response:	The Fund anticipates that certain of its investments will be in loans that may be considered to be “covenant-lite” as described in the aforementioned Wall Street Journal article and in other sources. The Fund has revised its disclosure to include disclosure in the “Summary of Risks” and “Risk Factors” sections of the Prospectus.

Page 36 – Quarterly Repurchases of Shares

Comment 15.	Please add disclosure that allows for the canceling or modifying of tenders and that discusses when the Fund calculates its net asset value. See Rule 23c-3(b)(6) and (b)(7) of the 1940 Act.

Response:	The Fund has revised its disclosure under “Quarterly Repurchases of Shares” to include information regarding the ability to cancel or modify the terms of specific repurchase offers.

Comment 16.	The Fund’s board must adopt written procedures “reasonably designed” to ensure that the Fund’s assets are sufficiently liquid so as to allow it to comply with: (i) its fundamental policy on repurchases, and (ii) with Rule 23c-3’s liquidity requirements. A fund must—from the time it provides notification until the repurchase pricing date—have assets that are equal to at least 100% of the repurchase offer amount; and can either (i) be sold/disposed of in the order course of business, at approximately NAV, within the time it takes for the fund to pay repurchase proceeds, or (ii) mature by the next repurchase payment deadline. See Rule 22c-3(b)(10). Please confirm that the Fund has adopted such written procedures.

Ms. Lisa N. Larkin

August 14, 2019

Response:	The Fund hereby confirms that it has developed procedures to comply with the liquidity requirements found in Rule 23c-3 under the Investment Company Act of 1940, as amended, including Rule 23c-3(b)(10). Such procedures were adopted by the Fund’s Board of Trustees at its organizational board meeting, which was held on July [18], 2019.

Statement of Additional Information

Page 3 – Other Fundamental Policies

Comment 17.	Please explain why it is necessary to have a section for “Other Fundamental Policies” with paragraphs that are numbered (1) and (2), as opposed to continuing such policies at the end of the section for “Fundamental Policies” and numbering the paragraphs (8) and (9).

Response:	The Fund has revised its disclosure to remove the sub-heading, “Other Fundamental Policies” and has re-numbered the items as requested.

Comment 18.	As to the policy for real estate, should “investing” be changed to invest”?

Response:	The Fund has revised its disclosure to change “investing” to “investments.”

Page 4 – Covered Obligations

Comment 19.	You state,

If the Fund is the protection seller in a single-name credit default swap (“CDS”), to consider this position covered, the Fund will need to segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount). When the Fund is a protection seller on a CDS index (such as the CDX), the Fund considers that the amount of the Fund’s obligation that requires coverage is the Fund’s mark-to-market liability.

Ms. Lisa N. Larkin

August 14, 2019

With respect to the second sentence, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response:	The Fund confirms that, in the event it enters into a credit default swap as a protection seller, in order to consider this position “covered” for purposes of the senior securities limitations under Section 18 of the 1940 Act, it will segregate the full notional amount of the credit default swap to cover such obligation.

Comment 20.	Distressed Investments and Emerging Markets are described as principal strategies in the prospectus but as non-principal strategies on this page. Please reconcile.

Response:	The Fund has retained its disclosure regarding distressed investments in the Prospectus and deleted comparable disclosure previously found in the SAI. Similarly, the Fund has moved the risk disclosure regarding emerging markets from the SAI to the Prospectus.

Part C – Signatures

Comment 21.	Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the trustees or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions. Please address.

Response:	The Fund acknowledges the Staff’s comment and has included signatures from its principal executive officer, principal financial officer and a majority of its board of trustees in pre-effective amendment no. 1 to its registration statement, as requested. The Fund advises the Staff that it appointed its trustees and executive officers at an organizational board meeting held on July 18, 2019.

* * *

Ms. Lisa N. Larkin

August 14, 2019

If you have any questions, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Andrew Davalla
Andrew Davalla